Exhibit 12.1

RAYONIER INC.

Ratio of Earnings to Fixed Charges

(Unaudited, thousands of dollars)

	Six Months Ended June 30,	Year Ended December 31
	2003	2002	2001	2000	1999	1998
Earnings:
Net Income	$39,908	$54,172	$57,598	$78,187	$68,653	$63,635
Add:
Loss / (income) from discontinued operations	—	745	(688)	(669)	(84)	(524)
Income tax provision	9,980	14,880	23,747	29,398	29,082	25,825
Amortization of capitalized interest	1,245	2,531	2,625	2,578	2,308	2,331

	51,133	72,328	83,282	109,494	99,959	91,267
Adjustments to earnings for Fixed Charges:
Interest and other financial charges	24,798	62,433	70,314	87,199	43,705	36,505
Interest factor attributable to rentals	412	823	1,633	1,362	1,367	1,750

	25,210	63,256	71,947	88,561	45,072	38,255

Earnings as adjusted	$76,343	$135,584	$155,229	$198,055	$145,031	$129,522

Fixed Charges:
Fixed charges above	$25,210	$63,256	$71,947	$88,561	$45,072	$38,255
Capitalized interest	—	—	—	—	314	262

Total fixed charges	$25,210	$63,256	$71,947	$88,561	$45,386	$38,517

Ratio of earnings as adjusted to total fixed charges	3.03	2.14	2.16	2.24	3.20	3.36

Ratio of earnings as adjusted to total fixed charges and preferred stock dividends
	3.03	2.14	2.16	2.24	3.20	3.36